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LEHMAN BROTHERS

        September 23, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Jason Wynn

Re:  Global Partners LP (the "Partnership")
        Registration Statement on Form S-1 (File No. 333-124755)

Dear Mr. Wynn:

        As Representatives of the several underwriters of the proposed public offering of up to 5,635,000 common units, we hereby join the Company's request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 1:00 p.m. (NYT) on September 28, 2005, or as soon thereafter as is practicable.

        Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company's Preliminary Prospectus dated September 22, 2005, through the date hereof:

Preliminary Prospectus dated September 22, 2005:

        15,706 copies to prospective Underwriters, institutional investors, dealers and others

        The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

LEHMAN BROTHERS INC.
KEYBANC CAPITAL MARKETS,
 A DIVISION OF MCDONALD INVESTMENTS INC.
RAYMOND JAMES & ASSOCIATES, INC.
RBC CAPITAL MARKETS CORPORATION
BANC OF AMERICA SECURITIES LLC
As Representatives of the several Underwriters
By:	LEHMAN BROTHERS INC.
By:	/s/ VICTORIA HALE Victoria Hale Vice President

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LEHMAN BROTHERS